November 30, 2005

Mr. Matthew Komar

Staff Accountant, Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0408

Re:    Ministry Partners Investment Corporation

         Item 4.01 Form 8-K

         Filed November 17, 2005

         File No. 333-04028-LA

Dear Mr. Komar:

This letter is in response to the facsimile sent to Ministry Partners Investment Corporation (MPIC) on November 22, 2005 and confirms that Turner, Warren, Hwang and Conrad (TWHC), the former auditor of MPIC, was a registered public accounting firm with the Public Company Accounting Oversight Board (PCAOB) at the time of issuance of MPIC's Form 10-KSB for the fiscal year ended December 31, 2004.  I contacted the office of TWHC on November 29, 2005 and verbally confirmed their registration status at the end of 2004.

Sincerely,

/s/ Gabriel B. Encarnacion

Gabriel B. Encarnacion

Principal Accounting Officer

Ministry Partners Investment Corporation

955 W. Imperial Highway

Brea, CA 92821